POWER EFFICIENCY CORPORATION

3900 PARADISE ROAD, STE. 283

LAS VEGAS, NV 89109

September 21, 2005

VIA EDGAR

Michele Gohlke, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Power Efficiency Corporation (the “Company”)
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-KSB/A for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Quarters Ended March 31, 2005 and June 30, 2005
File No. 000-31805

Dear Ms. Gohlke:

Set forth below are our responses to the comments contained in the letter (“Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated September 13, 2005 to Mr. Steven Strasser of the Company with respect to the above-referenced filings.

Form 10-KSB/A for the Year Ended December 31, 2004

General

1.               We agree with all changes proposed by the Securities and Exchange Commission to be in compliance with Rule 12b-15 of the Exchange Act.  A second amendment to the Form 10-KSB for the year ended December 31, 2004 which will include all the information required by Items 6 and 7 will be filed with the Securities and Exchange Commission simultaneously with responding to this letter.

Pursuant to the request contained in the Comment Letter, the Company hereby acknowledges the following:

a.               The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.               The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above satisfactorily responds to your comments. Please do not hesitate to contact Brian Chan, the Company’s controller; at (702) 697-0377 ex. 104 should you have any questions regarding the foregoing.

Very truly yours,
/s/ Steven Strasser
Steven Strasser,
President and Chief Executive Officer